UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 11, 2019, Capital Product Partners L.P. issued a press release announcing the results of its annual meeting of limited partners held in Athens, Greece on October 11, 2019.

A copy of the press release is attached as Exhibit I hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: October 15, 2019	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.